Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is the text of a press release distributed to iManage employees via e-mail.

Interwoven Announces Proposed One-for-Four

Reverse Stock Split to Realign Share Count

Wednesday August 27, 8:01 am ET

Approximately 26.5 Million Shares to Be Outstanding

SUNNYVALE, Calif., Aug. 27 /PRNewswire-FirstCall/ — Interwoven, Inc. (Nasdaq: IWOV—News), a world-leading provider of content management for the enterprise, today announced that its board of directors has authorized a one-for-four reverse stock split of Interwoven common stock, subject to shareholder approval. Shareholders of Interwoven will be asked to approve the stock split at Interwoven’s special meeting of stockholders to be held in connection with the approval of the merger with iManage, Inc.

•	(Logo: http://www.newscom.com/cgi-bin/prnh/20030430/IWOVLOGO)

Interwoven believes that the reverse stock split would increase the effective marketability of its common stock and make it more attractive to institutional investors. The reverse stock split would reduce the number of Interwoven’s outstanding shares from approximately 106 million to approximately 26.5 million shares.

“We believe that the reverse stock split will position our stock in a price range more attractive to a broader range of institutional investors,” said Martin Brauns, chairman and chief executive officer of Interwoven. “We are proud of the momentum and increasing market impact that Interwoven has had. The company has made significant operational and financial progress in 2003, including the acquisition of digital asset management leader, MediaBin, and the recently announced plans to merge with iManage. Realigning our share base is one more step in our process of delivering long-term shareholder value.”

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1,200 organizations worldwide, including Air France, Cisco Systems, General Electric, General Motors, and Yamaha. For more information visit www.interwoven.com.

This press release contains “forward-looking” statements, such as our expectation that a reverse stock split will be effected and that it will have certain effects on the trading in Interwoven common stock. These statements are based on information available to us at the time of this release. Actual results could differ materially from our current expectations as a result of many factors, including: the outcome of a special meeting of Interwoven stockholders; and unpredictable trading activities of institutional and other stockholders. These and other risks and uncertainties associated with our business are described in our most recent annual report on Form 10-K and subsequent Forms 10-Q and 8-K, which are on file with the SEC and available through www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions that could cause actual results to differ materially include, without limitation, the following: the possibility that the stockholders of Interwoven might not approve the reverse stock split; the possibility that the board of directors of Interwoven might not implement the reverse stock split, if it is approved by the stockholders of Interwoven; and other risks that are described in Interwoven’s registration statement on Form S-4 (File No. 333-108262), filed with the Securities and Exchange Commission on August 27, 2003, and from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the effects of the reverse stock split could differ materially from the statements made in the press release. Neither Interwoven nor iManage assumes any obligation and does not intend to update these forward-looking or other statements in this press release.

These filings are available on a Website maintained by the Securities and Exchange Commission at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to this joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.